

May 18, 2012

<u>Via E-mail</u>
Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

      Re: **General Electric Company**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 001-00035

Dear Mr. Sherin:

We have reviewed your response letter dated April 26, 2012 and your additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis, page 26

GECS Selected European Exposures, page 58

1.   We note your response to our prior comment 6 and the revised disclosure included on pages 73 and 74 of the March 31, 2012 Form 10-Q. In future filings, please further revise the discussion to include a tabular presentation of cash and equivalents, ELTO and real estate by focus country, substantially similar to presentation included in your response to our comment. Refer to Item 303(a) of Regulation S-K, Industry Guide 3 and the Staff's guidance provided in CF Disclosure Guidance Topic No.4.

Liquidity Sources, page 61

2.   We note your response to our prior comment 7 and the revised disclosure included on pages 74 and 75 of the March 31, 2012 Form 10-Q. To enhance investors' understanding of your liquidity and your ability to access these funds, in future filings, please further revise to provide a tabular summary of your categorized cash similar to the presentation included in your response. In addition, please further revise your discussion of short term loans to describe the terms and length of these loans similar to the third paragraph of your response.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3412 if you have questions on other comments.

                                Sincerely,

                                /s/ Amanda Ravitz

                                Amanda Ravitz
                                Assistant Director